Exhibit 99.1

Condensed Consolidated Interim Financial Statements
June 30, 2021 and 2020
(Unaudited)
(Expressed in thousands of U.S. dollars)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2021 and December 31, 2020
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2021	December 31, 2020
ASSETS
Current assets
Cash and cash equivalents		$409,733	$451,962
Term deposits		1,001	59,034
Accounts receivable and other	6	86,234	73,216
Inventories	2(c),7	170,754	164,135
Current portion of employee benefit plan assets		5,900	5,749
		673,622	754,096
Restricted cash		2,662	2,097
Other assets		17,853	39,562
Property, plant and equipment	2(c)	4,051,887	4,042,199
Goodwill		92,591	92,591
		$4,838,615	$4,930,545
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$152,427	$179,372
Current portion of lease liabilities		10,274	11,297
Current portion of debt	8	66,667	66,667
Current portion of asset retirement obligations		4,701	4,701
		234,069	262,037
Debt	8	359,640	434,465
Lease liabilities		13,263	14,659
Employee benefit plan obligations		21,654	21,974
Asset retirement obligations		109,581	106,677
Deferred income tax liabilities	2(c)	383,308	412,162
		1,121,515	1,251,974
Equity
Share capital	12	3,224,830	3,144,644
Treasury stock		(10,295)	(11,452)
Contributed surplus		2,639,288	2,638,008
Accumulated other comprehensive loss		(30,297)	(30,297)
Deficit	2(c)	(2,147,004)	(2,103,205)
Total equity attributable to shareholders of the Company		3,676,522	3,637,698
Attributable to non-controlling interests		40,578	40,873
		3,717,100	3,678,571
		$4,838,615	$4,930,545
Subsequent events (Note 20)

Approved on behalf of the Board of Directors

    (signed)    John Webster Director         (signed)    George Burns     Director

Date of approval: July 29, 2021

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Revenue
Metal sales	9	$233,224	$255,917	$457,842	$460,572

Cost of sales
Production costs		112,800	109,477	221,360	210,839
Depreciation and amortization	2(c)	51,034	53,285	103,531	102,500
		163,834	162,762	324,891	313,339

Earnings from mine operations		69,390	93,155	132,951	147,233

Exploration and evaluation expenses		7,828	2,333	11,889	5,560
Mine standby costs	10	2,094	5,029	3,721	9,059
General and administrative expenses		9,779	6,157	19,924	14,444
Employee benefit plan expense		616	766	1,365	1,457
Share-based payments expense	13	1,922	2,863	3,703	4,658
Impairment of property, plant and equipment	5	99,497	—	99,497	—
Write-down (recovery) of assets		320	(295)	(430)	(92)
Foreign exchange gain		(330)	(1,238)	(6,273)	(2,000)
(Loss) earnings from operations		(52,336)	77,540	(445)	114,147

Other income	11	9,636	1,356	10,314	36
Finance costs	11	(15,500)	(6,480)	(25,838)	(22,687)
(Loss) earnings from operations before income tax		(58,200)	72,416	(15,969)	91,496

Income tax expense	2(c)	146	25,243	28,533	47,822
Net (loss) earnings for the period		$(58,346)	$47,173	$(44,502)	$43,674

Attributable to:
Shareholders of the Company	2(c)	(55,737)	49,089	(43,798)	46,183
Non-controlling interests		(2,609)	(1,916)	(704)	(2,509)
Net (loss) earnings for the period		$(58,346)	$47,173	$(44,502)	$43,674

Weighted average number of shares outstanding (thousands)
Basic		181,599	169,867	178,086	167,524
Diluted		181,599	173,787	178,086	171,342

Net (loss) earnings per share attributable to shareholders of the Company:
Basic (loss) earnings per share	2(c)	$(0.31)	$0.29	$(0.25)	$0.28
Diluted (loss) earnings per share	2(c)	$(0.31)	$0.28	$(0.25)	$0.27

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020

Net (loss) earnings for the period	2(c)	$(58,346)	$47,173	$(44,502)	$43,674
Other comprehensive income:
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in equity securities, net of tax		95	1,766	(30)	898
Actuarial gains (losses) on employee benefit plans, net of tax		64	30	30	(198)
Total other comprehensive income for the period		159	1,796	—	700
Total comprehensive (loss) income for the period		$(58,187)	$48,969	$(44,502)	$44,374

Attributable to:
Shareholders of the Company	2(c)	(55,578)	50,885	(43,798)	46,883
Non-controlling interests		(2,609)	(1,916)	(704)	(2,509)
		$(58,187)	$48,969	$(44,502)	$44,374

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2021	2020	2021	2020
Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period	2(c)	$(58,346)	$47,173	$(44,502)	$43,674
Items not affecting cash:
Depreciation and amortization	2(c)	51,482	53,840	104,558	103,619
Finance costs		15,500	6,498	25,838	22,722
Interest income		(1,173)	(894)	(1,475)	(1,283)
Unrealized foreign exchange loss (gain)		675	(512)	(1,689)	(3,050)
Income tax expense	2(c)	146	25,243	28,533	47,822
Impairment of property, plant and equipment	5	99,497	—	99,497	—
(Gain) loss on disposal of assets	11	(98)	96	847	2,550
Gain on disposal of mining licences	11	(7,046)	—	(7,046)	—
Write-down (recovery) of assets		320	(295)	(430)	(92)
Share-based payments expense	13	1,922	2,863	3,703	4,658
Employee benefit plan expense		616	766	1,365	1,457
		103,495	134,778	209,199	222,077
Property reclamation payments		(772)	(474)	(1,107)	(1,000)
Employee benefit plan payments		(289)	(435)	(521)	(671)
Income taxes paid		(27,517)	(18,128)	(52,013)	(32,847)
Interest paid		(13,278)	(17,588)	(15,483)	(20,358)
Interest received		1,173	894	1,475	1,283
Changes in non-cash working capital	14	(25,761)	583	(13,629)	(15,587)
Net cash generated from operating activities		37,051	99,630	127,921	152,897

Investing activities
Purchase of property, plant and equipment		(72,533)	(37,126)	(137,389)	(77,608)
Acquisition of subsidiary, net of $4,311 cash received	4	(19,336)	—	(19,336)	—
Proceeds from the sale of property, plant and equipment		519	683	1,669	705
Proceeds from sale of mining licences	11	5,000	—	5,000	—
Value added taxes related to mineral property expenditures, net		(1,631)	168	(4,199)	(5,483)
Decrease (increase) in term deposits		1,904	49,964	58,034	(1,561)
(Increase) decrease in restricted cash		(31)	(77)	(104)	1,097
Net cash (used in) generated from investing activities		(86,108)	13,612	(96,325)	(82,850)

Financing activities
Issuance of common shares, net of issuance costs		2,300	60,243	14,134	87,079
Acquisition of non-controlling interest		—	(7,500)	—	(7,500)
Contributions from non-controlling interests		85	301	409	301
Proceeds from (repayment of) revolving credit facility	8	(50,000)	—	(50,000)	150,000
Repayment of term loan	8	(22,233)	(33,333)	(33,333)	(33,333)
Principal portion of lease liabilities		(2,265)	(2,499)	(5,035)	(5,033)
Purchase of treasury stock		—	(3,679)	—	(3,679)
Net cash (used in) generated from financing activities		(72,113)	13,533	(73,825)	187,835

Net (decrease) increase in cash and cash equivalents		(121,170)	126,775	(42,229)	257,882
Cash and cash equivalents - beginning of period		530,903	308,780	451,962	177,742
Cash in disposal group held for sale		—	(86)	—	(155)
Cash and cash equivalents - end of period		$409,733	$435,469	$409,733	$435,469

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020
Share capital
Balance beginning of period	$3,157,117	$3,075,100	$3,144,644	$3,054,563
Shares issued upon exercise of share options, for cash	681	1,392	1,398	1,816
Shares issued upon exercise of performance share units	1,172	—	1,172	—
Transfer of contributed surplus on exercise of options	263	560	548	730
Shares issued on acquisition of subsidiary (Note 4)	65,647	—	65,647	—
Shares issued to the public, net of share issuance costs	(50)	58,903	11,421	78,846
Balance end of period	$3,224,830	$3,135,955	$3,224,830	$3,135,955

Treasury stock
Balance beginning of period	$(10,879)	$(8,314)	$(11,452)	$(8,662)
Purchase of treasury stock	—	(3,679)	—	(3,679)
Shares redeemed upon exercise of restricted share units	584	406	1,157	754
Balance end of period	$(10,295)	$(11,587)	$(10,295)	$(11,587)

Contributed surplus
Balance beginning of period	$2,639,067	$2,628,820	$2,638,008	$2,627,441
Share-based payments	2,240	2,221	4,157	4,118
Acquisition of non-controlling interest	—	4,171	—	4,171
Shares redeemed upon exercise of restricted share units	(584)	(406)	(1,157)	(754)
Shares redeemed upon exercise of performance share units	(1,172)	—	(1,172)	—
Transfer to share capital on exercise of options	(263)	(560)	(548)	(730)
Balance end of period	$2,639,288	$2,634,246	$2,639,288	$2,634,246

Accumulated other comprehensive loss
Balance beginning of period	$(30,456)	$(30,062)	$(30,297)	$(28,966)
Other comprehensive income for the period	159	1,796	—	700
Balance end of period	$(30,297)	$(28,266)	$(30,297)	$(28,266)

Deficit
Balance beginning of period	$(2,091,267)	$(2,230,904)	$(2,103,206)	$(2,227,998)
(Loss) earnings attributable to shareholders of the Company (Note 2(c))	(55,737)	49,089	(43,798)	46,183
Balance end of period	$(2,147,004)	$(2,181,815)	$(2,147,004)	$(2,181,815)
Total equity attributable to shareholders of the Company	$3,676,522	$3,548,533	$3,676,522	$3,548,533

Non-controlling interests
Balance beginning of period	$43,102	$58,711	$40,873	$59,304
Loss attributable to non-controlling interests	(2,609)	(1,916)	(704)	(2,509)
Acquisition of non-controlling interest	—	(11,672)	—	(11,672)
Contributions from non-controlling interests	85	301	409	301
Balance end of period	$40,578	$45,424	$40,578	$45,424
Total equity	$3,717,100	$3,593,957	$3,717,100	$3,593,957
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkey, Canada, Greece, Romania, and Brazil.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act ("CBCA").
The Company's head office, principal address and records are located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2020.
Except as described in Note 3, the same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 29, 2021.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2020.
(c)Immaterial error correction
During the second quarter of 2021, the Company determined that the net book value of certain of its property, plant and equipment was understated as a result of errors in the amounts recorded for depreciation. Management evaluated the materiality of the errors, both quantitatively and qualitatively, and concluded that the changes were not material to the consolidated financials statements taken as a whole for any prior period. The Company has revised opening deficit and corrected the error by recasting the prior period information in these unaudited condensed consolidated interim financial statements.

(1)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
2. Basis of preparation (continued)
The following tables set forth the effect of this immaterial error correction on the Company's unaudited condensed consolidated statements of operations for the three months ended March 31, 2021 and for the three and six month periods ended June 30, 2020.

	Three months ended March 31, 2021
	Previously Reported	Correction	As recast

Depreciation	$56,309	(3,812)	$52,497
Income tax expense	28,249	138	28,387
Net earnings for the period	10,171	3,673	13,844
Net earnings attributable to shareholders	8,266	3,673	11,939
Net earnings per share attributable to shareholders - basic and diluted	$0.05	$0.02	$0.07

	Three months ended June 30, 2020			Six months ended June 30, 2020
	Previously Reported	Correction	As recast	Previously Reported	Correction	As recast

Depreciation	$58,328	(5,043)	$53,285	$110,691	(8,191)	$102,500
Income tax expense	23,671	1,572	25,243	45,076	2,746	47,822
Net earnings for the period	43,702	3,471	47,173	38,229	5,445	43,674
Net earnings attributable to shareholders	45,618	3,471	49,089	40,738	5,445	46,183
Comprehensive income attributable to shareholders	47,414	3,471	50,885	41,438	5,445	46,883
Net earnings per share attributable to shareholders - basic	0.27	0.02	0.29	0.24	0.04	0.28
Net earnings per share attributable to shareholders - diluted	$0.26	0.02	$0.28	$0.24	0.03	$0.27

The following table sets forth the effect of this immaterial error correction on the Company's unaudited condensed consolidated balance sheet as at December 31, 2020:

	As at December 31, 2020
	Previously Reported	Correction	As recast

Inventories	$176,271	(12,136)	$164,135
Property, plant and equipment	3,998,493	43,706	4,042,199
Deferred income tax liabilities	402,713	9,449	412,162
Deficit	$(2,125,326)	22,121	$(2,103,205)

There was no impact on the consolidated cash flow statements in the corresponding periods as a result of the recast, other than the amounts reported for depreciation, income tax expense and net earnings for the period changed by the amounts shown in the tables above.
(2)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
3. Significant accounting policies
(a)Adoption of new accounting standards
The Company adopted the new IASB standard, Interest Rate Benchmark Reform - Phase 2 which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosure, IFRS 4 Insurance Contracts, and IFRS 16 Leases. The amendment became effective January 1, 2021 and there was no material effect from the adoption of this amendment on the Company’s condensed consolidated interim financial statements.
A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, the Company has not early adopted and continues to evaluate the impact of the forthcoming or amended standards in preparing these condensed consolidated interim financial statements.
Property, plant and equipment - proceeds before intended use
On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use. Instead, amounts received will be recognized as sales proceeds and related cost in profit or loss. The effective date is for annual periods beginning on or after January 1, 2022. The amendment must be applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the amendments are first applied. The Company will adopt this narrow scope amendment on the date it becomes effective and does not expect a revision to comparative financial information in its consolidated interim financial statements as a result of adoption.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company will adopt the narrow scope amendments on the date they become effective and is currently evaluating the impact of the amendments on its consolidated interim financial statements.
(b) Change in estimate
The Company changed its estimate relating to total recoverable tonnes used to determine the depreciation, depletion and amortization of mineral properties and certain capitalized mine development costs, capitalized stripping costs, plant and mining assets whose estimated useful life is the same as the remaining life of the mine. Until December 31, 2020, the carrying amounts of these assets were depreciated, depleted or amortized over estimated recoverable tonnes of proven and probable mineral reserves. Effective January 1, 2021, total estimated recoverable tonnes for applicable mines also include a portion of inferred mineral resources considered to be highly probable to be economically extracted over the life of the mine. This change in estimate better reflects the pattern in which the asset's future economic benefits are expected to be consumed based on the current mine plans and was made as a result of increased experience in the conversion of inferred resources into proven and probable reserves for the applicable mines. Inferred resources are included in total estimated recoverable tonnes on a mine by mine basis if it is considered highly probable that those resources will be economically extracted.
This change in accounting estimate will reduce the Company's depreciation expense in the future. However, because the depreciation recorded in future periods depends on the volume of tonnes mined during those periods, the Company is not able to accurately estimate the impact of this change in estimate on future periods.

(3)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
4. Acquisition of QMX Gold Corporation
On April 7, 2021, the Company completed the acquisition of all of the outstanding common shares of QMX Gold Corporation ("QMX") not already owned by the Company by way of a plan of arrangement ("Arrangement"). Under the terms of the Arrangement, each shareholder other than Eldorado received, for each QMX share held, (i) CDN $0.075 in cash and (ii) 0.01523 of an Eldorado common share. QMX has interests in mineral properties in the Canadian province of Québec in proximity to the Company’s Lamaque operations and the Company owned 68,125,000 shares of QMX, or approximately 16% of QMX shares outstanding, prior to completion of the Arrangement.
On closing of the acquisition, QMX’s assets consisted primarily of mineral properties that do not yet contain proven and probable reserves. As QMX did not have processes capable of generating outputs and did not include an organized workforce, the Company determined that QMX did not meet the definition of a business in accordance with IFRS 3, Business Combinations, and as a result the acquisition has been accounted for as an asset acquisition.
The cost of the acquisition was allocated to the assets and liabilities acquired. The fair value of the mineral properties acquired was measured using a market comparison approach considering observable comparable transactions in a similar jurisdiction and stage of exploration. The deferred income tax assets primarily relate to loss carry-forwards for which fair value was determined based on the extent of anticipated future taxable income that can be reduced by the tax losses.
The purchase price is allocated to the identifiable assets acquired and liabilities assumed, based upon their estimated fair values at the date of acquisition. The Company's previously-held 16% interest in QMX was accounted for at its carrying amount of $2,323 and not remeasured to fair value, in accordance with the Company's accounting policy where previously-held interests are measured at cost.
The allocation of the consideration paid to the assets and liabilities of QMX is as follows:

Consideration paid:
Share consideration	$63,806
Cash consideration	21,988
Cost of shares previously acquired	2,323
Transaction costs	1,659
QMX warrants outstanding	1,130
Total purchase price	$90,906
Net cash paid of $19,336 included cash consideration of $21,988, transaction costs of $1,659 and is net of $4,311 cash acquired. QMX warrants include unexpired warrants for which, upon exercise, warrant holders will receive similar consideration as for QMX common shares. Shares of the Company totalling $1,841 were issued in June 2021 upon the exercise of the majority of these warrants.

Fair value of net assets acquired:
Cash	$4,311
Property, plant and equipment and other assets	8,995
Mineral property	75,636
Deferred income tax asset	14,122
Asset retirement obligation	(3,252)
Accounts payable and accrued liabilities	(8,906)
Total purchase price	$90,906

(4)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
5. Impairment of Tocantinzinho Project
As a result of a plan to consider selling Tocantinzinho, a non-core gold asset, the Company recorded impairment of $99,497 in June 2021 to recognize the mineral properties and capitalized development at their estimated fair value. The non-recurring fair value measurement of $108,000 has been categorized as a Level 3 fair value based on the expected consideration of a sale, less estimated costs of disposal.

6. Accounts receivable and other

	June 30, 2021	December 31, 2020

Trade receivables	$24,264	$35,649
Value added tax and other taxes recoverable	35,562	12,171
Other receivables and advances	9,379	6,037
Prepaid expenses and deposits	17,029	19,359
	$86,234	$73,216

7. Inventories

	June 30, 2021	December 31, 2020

Ore stockpiles	$5,603	$6,327
In-process inventory and finished goods (Note 2(c))	66,755	68,984
Materials and supplies	98,396	88,824
	$170,754	$164,135

As at June 30, 2021, the Company recognized $182 and $16 in production costs and depreciation, respectively, to reduce the cost of lead and zinc concentrate inventory at Stratoni to net realizable value (as at June 30, 2020 – $740 and $72).

8. Debt

	June 30, 2021	December 31, 2020

Senior notes due June 2024, net of unamortized discount and transaction costs of $7,402 (December 31, 2020 - $8,680) (Note 8 (a))	$227,925	$226,647
Term loan, net of unamortized transaction costs of $1,118 (December 31, 2020 - $1,491) (Note 8 (b))	98,882	131,842
Revolving credit facility (Note 8 (b))	100,000	150,000
Redemption option derivative asset (Note 8 (a))	(500)	(7,357)
	$426,307	$501,132
Less: Current portion	66,667	66,667
Long-term portion	$359,640	$434,465

(5)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
8. Debt (continued)
(a) Senior Secured Second Lien Notes due 2024
On June 5, 2019, the Company completed an offering of $300 million senior secured second lien notes (the "senior secured notes") at 98% of par value, with a coupon rate of 9.5% due June 1, 2024. The senior secured notes pay interest semi-annually on June 1 and December 1, beginning December 1, 2019.
The senior secured notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The decreases in fair value for the three and six months ended June 30, 2021, respectively, are $6,182 and $6,857, which are recognized in finance costs.
The senior secured notes contain covenants that restrict, among other things, the ability of the Company to incur certain capital expenditures, distributions in certain circumstances and sales of material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants as at June 30, 2021.
The fair market value of the senior secured notes as at June 30, 2021 is $254,000 (December 31, 2020 – $260,500).
(b) Senior Secured Credit Facility
In May 2019, the Company executed a $450 million amended and restated senior secured credit facility (the "third amended and restated credit agreement" or "TARCA") which consists of the following:
i) A $200 million non-revolving term loan ("term loan") with six equal semi-annual payments commencing June 30, 2020.
ii) A $250 million revolving credit facility with a maturity date of June 5, 2023.
On March 30, 2020, the Company drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the novel coronavirus ("COVID-19") pandemic. The Company repaid $50,000 of the credit facility draw in June 2021 and as at June 30, 2021, $100,000 of the credit facility draw remains outstanding (December 31, 2020 - $150,000). The outstanding amount is classified as non-current according to its contractual maturity.
As at June 30, 2021, the Company has outstanding non-financial (Greece) and financial (Canada) letters of credit of EUR 58,216 and CDN $426, totaling $69,399 (December 31, 2020 - EUR 57,600 and CDN $400, totaling $70,800). The non-financial letters of credit were issued to secure certain obligations in connection with the Company's operations. In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility, thereby increasing the availability under the facility. An early repayment of $11,100 of principal as part of the scheduled semi-annual payment on the term loan was made in February 2021 in conjunction with this amendment, and in June 2021, the Company completed the remaining scheduled $22,233 semi-annual payment on the term loan. At June 30, 2021, the current availability under the credit facility is $150 million.
The TARCA contains covenants that restrict, among other things, the ability of the Company to incur additional unsecured indebtedness except in compliance with certain conditions, incur certain lease obligations, make distributions in certain circumstances, sell material assets or carry on a business other than one related to mining. Significant financial covenants include a minimum Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) to interest ratio and a maximum debt net of unrestricted cash ("net debt") to EBITDA ratio ("net leverage ratio"). The Company is in full compliance with its covenants at June 30, 2021.
Both the term loan and revolving credit facility bear interest at LIBOR plus a margin of 2.25% – 3.25%, dependent on a net leverage ratio pricing grid. As at June 30, 2021, the Company’s current interest charges and fees are as follows: LIBOR plus margin of 2.25% on the term loan and any amounts drawn from the revolving credit facility, 0.90% plus 0.13% on Greek non-financial letters of credit, the margin (2.25%) on the financial letters of credit secured by the revolving credit facility and 0.5625% standby fees on the available and undrawn portion of the revolving credit facility.

(6)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Revenue
For the three months ended June 30, 2021, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$79,944	$63,125	$—	$143,069
Gold revenue - concentrate	41,218	—	21,366	62,584
Silver revenue - doré	800	411	—	1,211
Silver revenue - concentrate	1,300	—	4,357	5,657
Lead concentrate	—	—	4,418	4,418
Zinc concentrate	—	—	12,800	12,800
Revenue from contracts with customers	$123,262	$63,536	$42,941	$229,739
Gain on revaluation of derivatives in trade receivables	2,466	—	1,019	3,485
	$125,728	$63,536	$43,960	$233,224

For the three months ended June 30, 2020, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$103,364	$55,595	$—	$158,959
Gold revenue - concentrate	46,446	—	28,885	75,331
Silver revenue - doré	489	168	—	657
Silver revenue - concentrate	747	—	6,569	7,316
Lead concentrate	—	—	3,007	3,007
Zinc concentrate	—	—	6,175	6,175
Revenue from contracts with customers	$151,046	$55,763	$44,636	$251,445
Gain on revaluation of derivatives in trade receivables	324	—	4,148	4,472
	$151,370	$55,763	$48,784	$255,917
(7)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
9. Revenue (continued)
For the six months ended June 30, 2021, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$164,896	$114,707	$—	$279,603
Gold revenue - concentrate	81,849	—	42,821	124,670
Silver revenue - doré	1,558	787	—	2,345
Silver revenue - concentrate	2,433	—	14,237	16,670
Lead concentrate	—	—	13,670	13,670
Zinc concentrate	—	—	21,175	21,175
Revenue from contracts with customers	$250,736	$115,494	$91,903	$458,133
Gain (loss) on revaluation of derivatives in trade receivables	550	—	(841)	(291)
	$251,286	$115,494	$91,062	$457,842

For the six months ended June 30, 2020, revenue from contracts with customers by product and segment were as follows:

	Turkey	Canada	Greece	Total

Gold revenue - doré	$185,091	$98,177	$—	$283,268
Gold revenue - concentrate	86,432	—	50,837	137,269
Silver revenue - doré	889	353	—	1,242
Silver revenue - concentrate	1,231	—	11,040	12,271
Lead concentrate	—	—	8,474	8,474
Zinc concentrate	—	—	17,011	17,011
Revenue from contracts with customers	$273,643	$98,530	$87,362	$459,535
Gain (loss) on revaluation of derivatives in trade receivables	(779)	—	1,816	1,037
	$272,864	$98,530	$89,178	$460,572

(8)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

10. Mine standby costs

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Skouries	$1,417	$2,171	$2,695	$4,224
Lamaque	—	2,031	—	3,086
Other mine standby costs	677	827	1,026	1,749
	$2,094	$5,029	$3,721	$9,059

11. Other income and finance costs

	Three months ended June 30,		Six months ended June 30,
(a) Other income (loss)	2021	2020	2021	2020

Gain (loss) on disposal of assets	$98	$(96)	$(847)	$(2,550)
Gain on disposal of mining licences	7,046	—	7,046	—
Interest and other income	2,492	1,452	4,115	2,586
	$9,636	$1,356	$10,314	$36

In May 2021, the Company recognized other income of $7,046 from the sale of mining licences in Turkey, which had a carrying value of nil. Consideration for the sale was $7,046 of which $5,000 was received in cash as at June 30, 2021. The remaining cash consideration is expected to be received in January 2022.

	Three months ended June 30,		Six months ended June 30,
(b) Finance costs	2021	2020	2021	2020

Interest on senior secured notes	$6,195	$7,909	$12,390	15,811
Interest on term loan	927	1,632	1,887	3,930
Other interest and financing costs	1,835	2,113	3,993	3,201
Loss (gain) on redemption option derivative (Note 8(a))	6,182	(5,665)	6,857	(1,236)
Asset retirement obligation accretion	361	491	711	981
	$15,500	$6,480	$25,838	$22,687

(9)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
12. Share capital and (loss) earnings per share
(a) Share capital

	2021		2020
Voting common shares	Number of Shares	Total	Number of Shares	Total
Balance at January 1,	174,931,381	$3,144,644	164,963,324	$3,054,563
Shares issued upon exercise of share options, for cash	266,520	1,398	427,232	1,816
Shares issued on redemption of PSU's (Note 13)	507,998	1,172	—	—
Estimated fair value of share options exercised transferred from contributed surplus	—	548	—	730
Shares issued on acquisition of QMX (Note 4)	5,788,187	65,647	—	—
Shares issued to the public	—	—	8,353,042	76,956
Share issuance costs	—	—	—	(1,605)
Flow-through shares issued, net of costs and premium	1,100,000	11,421	384,616	3,495
Balance at June 30,	182,594,086	$3,224,830	174,128,214	$3,135,955

On March 30, 2021 the Company completed a private placement of 1,100,000 common shares at a price of CDN $16.00 per share for proceeds of CDN $17,600 ($13,930). The proceeds will be used to continue to fund the Lamaque decline project. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $2.82 per share to the closing market price of the Company's common shares at the date of issue. The premium of $2,456 was recognized in accounts payable and accrued liabilities and will be recognized in other income when the related tax benefits are renounced.
(b) (Loss) earnings per share
The weighted average number of ordinary shares for the purposes of diluted (loss) earnings per share reconciles to the weighted average number of ordinary shares used in the calculation of basic (loss) earnings per share as follows:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Weighted average number of ordinary shares used in the calculation of basic (loss) earnings per share	181,598,939	169,866,635	178,085,804	167,524,192
Dilutive impact of share options	—	1,113,860	—	1,068,456
Dilutive impact of restricted share units and restricted share units with performance criteria	—	1,755,293	—	1,637,679
Dilutive impact of performance share units	—	1,051,210	—	1,111,188
Weighted average number of ordinary shares used in the calculation of diluted (loss) earnings per share	181,598,939	173,786,998	178,085,804	171,341,515

(10)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
12. Share capital and (loss) earnings per share (continued)
As at June 30, 2021, 2,498,594 options (June 30, 2020 - 3,008,224) were excluded from the dilutive weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. For the three months ended June 30, 2021, 1,160,500 share options, 234,984 RSU's and RSU's with performance criteria, and 751,552 PSU's were anti-dilutive. For the six months ended June 30, 2021, 1,255,926 share options, 335,587 RSU's and RSU's with performance criteria, and 822,403 PSU's were anti-dilutive.

13. Share-based payment arrangements
Share-based payments expense consists of:

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020

Share options	$642	$814	$1,395	$1,576
Restricted shares with no performance criteria	367	357	602	664
Restricted shares with performance criteria	1,025	778	1,670	1,237
Performance shares	206	272	489	540
Deferred units	(318)	642	(453)	641
	$1,922	$2,863	$3,703	$4,658

(a) Share option plans
The Company’s Incentive Stock Option Plan (the “Plan”) consists of options which are subject to a 5-year maximum term and payable in shares of the Company when vested and exercised. Options vest at the discretion of the Board of Directors at the time an Option is granted. Options vest in three equal and separate tranches with the first vesting commencing one year after the date of grant and the second and third tranches vesting on the second and third anniversary of the grant date.
Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2021		2020
	Weighted average exercise price Cdn$	Number of options	Weighted average exercise price Cdn$	Number of options
At January 1,	$11.56	5,092,388	$14.08	5,714,491
Options granted	13.27	1,091,891	12.72	1,156,744
Exercised	6.49	(266,520)	5.94	(427,232)
Expired	16.14	(783,771)	33.40	(813,933)
Forfeited	12.08	(535,134)	14.02	(206,597)
At June 30,	$11.42	4,598,854	$11.53	5,423,473

As at June 30, 2021, a total of 4,152,312 options (December 31, 2020 – 3,898,038) were available to grant under the Plan. As at June 30, 2021, 2,391,937 share purchase options (December 31, 2020 – 2,416,611) with a weighted average exercise price of CDN $11.80 (December 31, 2020 – CDN $14.45) had vested and were exercisable.
(11)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share-based payment arrangements (continued)
The weighted average market share price at the date of exercise for share options exercised for the six months ended June 30, 2021 was CDN $13.90 (June 30, 2020 – CDN $12.96).
During the first six months of 2021, 1,091,891 (June 30, 2020 – 1,156,744) share options were granted. The weighted average fair value per stock option granted was CDN $13.27 (June 30, 2020 – CDN $12.72). The assumptions used to estimate the fair value of options granted during the six months ended June 30, 2021 and 2020 are in the table below. Volatility was determined based on the historical volatility over the estimated lives of the share options.

	2021	2020
Risk-free interest rate (range)	0.3% - 0.8%	0.25% - 1.51%
Expected volatility (range)	64% - 68%	59% - 70%
Expected life	3 years	3 years
Expected dividends (CDN$)	—	—

(b) Restricted share unit plan
The Company has a Restricted Share Unit Plan (“RSU” plan) whereby restricted share units ("RSUs") may be granted to senior management of the Company. Such RSUs may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board. The current maximum number of common shares authorized for issue under the RSU plan is 5,000,000. As at June 30, 2021, 269,574 common shares purchased by the Company remain held in trust in connection with this plan and have been included in treasury stock within equity on the consolidated statement of financial position.
Currently, the Company has two types of RSUs:
i.RSU with no performance criteria
These RSUs are exercisable into one common share once vested for no additional consideration. They vest as follows: one third on the first anniversary of the grant date, one third on the second anniversary of the grant date and one third on the third anniversary of the grant date. RSUs with no performance criteria terminate on the third anniversary of the grant date. All vested RSUs which have not been redeemed by the date of termination are automatically redeemed. Such RSU's may be redeemed by the holder in shares or cash, with cash redemptions subject to the approval of the Board.
A total of 180,132 RSUs with no performance criteria with an average grant-date fair value of CDN $13.79 per unit were granted during the six months ended June 30, 2021 under this plan (June 30, 2020 - 149,552). The fair value of each RSU issued is determined as the closing share price at grant date.
A summary of the status of the RSUs with no performance criteria and changes is as follows:

	2021	2020
At January 1,	478,067	536,330
Granted	180,132	149,552
Redeemed	(134,542)	(189,671)
Forfeited	(40,898)	(16,852)
At June 30,	482,759	479,359

As at June 30, 2021, 109,649 restricted share units are fully vested and exercisable (June 30, 2020 – 70,939).

(12)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share-based payment arrangements (continued)
ii. RSU with performance criteria
RSUs with performance criteria vest on the third anniversary of the grant date, subject to achievement of pre-determined market-based performance criteria. When fully vested, the number of RSUs redeemed will range from 0% to 200% of the target award, subject to the performance of the share price over the three-year period.
A total of 360,273 RSUs with performance criteria were granted under this plan during the six months ended June 30, 2021 (June 30, 2020 - 299,112) with a fair value of CDN $22.46 per unit (June 30, 2020 - CDN $24.94). In addition, 80,235 RSUs with performance criteria were granted as a result of the performance criteria being met during the year, which were then redeemed for common shares issued from treasury stock. The fair value of each RSU with market-based performance criteria issued is determined based on fair value of the share units on the date of grant which is based on a valuation model which uses the forward price of the Company's shares and an index consisting of global gold-based securities.
A summary of the status of the RSUs with performance criteria and changes is as follows:

	2021	2020
At January 1,	689,967	457,498
Granted	440,508	299,112
Redeemed	(160,470)	—
Forfeited	(26,671)	(66,643)
At June 30,	943,334	689,967

(c) Deferred unit plan
The Company has an independent directors deferred unit plan (“DU Plan”) under which deferred units ("DU’s") are granted by the Board from time to time to independent directors (“the Participants”). DUs may be redeemed only on retirement of the independent director from the Board (the “Termination Date”) by providing the redemption notice (“Redemption Notice”) to the Company specifying the redemption date which shall be no later than December 15 of the first calendar year commencing after the calendar year in which the Termination Date occurred (the “Redemption Date”). The participant receives a cash payment equal to the market value of such DUs as of the Redemption Date.
As at June 30, 2021, 348,872 DUs were outstanding (December 31, 2020 – 289,360) with a fair value of $3,468, which is included in accounts payable and accrued liabilities (December 31, 2020 – $3,834). The fair value was determined based on the closing share price at June 30, 2021.
(d)    Performance share units plan
The Company has a Performance Share Unit plan (the “PSU” Plan) whereby PSUs may be granted to senior management of the Company at the discretion of the Board of Directors. Under the plan, PSUs cliff vest on the third anniversary of the grant date (the “Redemption Date”) and are subject to terms and conditions including the achievement of predetermined performance criteria (the “Performance Criteria”). When fully vested the number of PSUs redeemed will range from 0% to 200% of the target award, subject to the achievement of the Performance Criteria. Once vested, at the option of the Company, PSU’s are redeemable as a cash payment equal to the market value of the vested PSUs as of the Redemption Date, common shares of the Company equal to the number of vested PSUs, or a combination of cash and shares equal to the market value of the vested PSUs, for no additional consideration from the PSU holder and to be redeemed as soon as practicable after the Redemption Date.

(13)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
13. Share-based payment arrangements (continued)
There were 13,937 PSUs granted during the six months ended June 30, 2021 under the PSU Plan (June 30, 2020 – nil) with a fair value of CDN $24.40 per unit (June 30, 2020 - nil). In addition, 253,999 PSUs were granted as a result of the performance criteria being met during the year, which were then redeemed for common shares. The current maximum number of common shares authorized for issuance from treasury under the PSU Plan is 3,126,000. The fair value of each PSU issued is determined based on fair value of the share units on the date of grant which is based on the expected future forward price of the Company's shares and an index consisting of global gold securities.
Movements in the PSUs during the six months ended June 30, 2021 and June 30, 2020 are as follows:

	2021	2020
At January 1,	525,605	610,885
Granted	267,936	—
Redeemed	(507,998)	—
Expired	—	(85,280)
At June 30,	285,543	525,605

14. Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2021	2020	2021	2020
Changes in non-cash working capital:
Accounts receivable and other	$(9,912)	$(16,133)	$6,366	$(19,458)
Inventories	(8,656)	4,706	(6,923)	3,875
Accounts payable and accrued liabilities	(7,193)	12,010	(13,072)	(4)
	$(25,761)	$583	$(13,629)	$(15,587)
15. Income tax rate changes
On May 18, 2021, the Greek government enacted new tax law provisions to reduce the corporate income tax rate from 24% to 22%. The Greek corporate tax rate reduction will be effective retroactively from January 1, 2021 and onwards. The opening deferred tax liability and current year's deferred tax expense were reduced by $11,434 due to the tax rate reduction.
On April 16, 2021, an increase in the corporate income tax rate in Turkey was enacted. The corporate income tax rate was 20% at the beginning of 2021, and upon enactment increased to 25% for 2021, 23% for 2022 and will return to 20% for 2023 onwards. The increase was effective on July 1, 2021 with retroactive application to January 1, 2021. The opening deferred tax liability and current year’s deferred tax expense were increased by $6,101 due to the tax rate increase.

(14)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
16. Commitments
Significant changes to the Company's commitments and contractual obligations as at June 30, 2021:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Total

Debt	$66,667	$133,333	$233,953	$—	$—	$433,953
Purchase obligations and other commitments	79,778	4,156	242	238	237	84,651
	$146,445	$137,489	$234,195	$238	$237	$518,604

Debt obligations represent required repayments of principal for the senior secured notes and term loan and do not include interest on debt. Debt obligations also include the revolving credit facility, of which the current amount drawn at June 30, 2021 is $100,000 and is presented in the table above as repayable on June 5, 2023, based on the contractual maturity date of the revolving credit facility.
Purchase obligations and other commitments relate primarily to operating costs at all mines and capital projects at Kişladağ.

17. Fair value measurements
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
Assets measured at fair value as at June 30, 2021 include marketable securities of $164 (December 31, 2020 – $194), comprised of publicly-traded equity investments classified as fair value through other comprehensive income, settlement receivables of $23,682 (December 31, 2020 – $31,898) arising from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss and a derivative asset of $500 (December 31, 2020 – $7,357), related to the redemption options associated with the senior secured notes classified as fair value through profit and loss. Changes in the fair value of settlement receivables are recorded in revenue and changes in the fair value of the redemption option derivative asset are recorded in finance costs. Valuation of the contingent consideration on the May 2020 acquisition of interest in Hellas Gold SA is measured at fair value, with any changes in fair value recorded in profit or loss. No other liabilities are measured at fair value on a recurring basis as at June 30, 2021.

(15)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)
17. Fair value measurements (continued)
The fair value of financial instruments traded in active markets is based on quoted market prices at the date of the statement of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price. The Company's marketable securities are included in Level 1. Instruments included in Level 2 comprise settlement receivables, the redemption option derivative asset and the fair market value of the Company's senior secured notes (Note 8). The fair value of settlement receivables is determined based on forward metal prices for the quotational period, the fair value of the Company's redemption option derivative asset is based on models using observable interest rate inputs and the fair value of the Company's senior secured notes is based on observable prices in inactive markets. The fair value of the term loan is $100,000 and the fair value of the revolving credit facility approximates the carrying value both based on current market rates of interest and the Company's credit risk premium, and represent Level 2 fair value measurements. The fair value measurement of contingent consideration related to the May 2020 acquisition of the minority interest in Hellas Gold SA is categorized as a Level 3 fair value. For all other financial instruments, carrying amounts approximate fair value.

18. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at June 30, 2021 are outlined below.
(a)Interest rate risk
The Company's outstanding debt is in the form of senior secured notes with a fixed interest rate of 9.5% and a term loan with a variable rate based on LIBOR. In March 2020, the Company additionally drew $150,000 under the revolving credit facility as a proactive measure in light of the uncertainty surrounding the COVID-19 pandemic. Borrowings under the revolving credit facility are also at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose the Company to interest rate risk. At June 30, 2021, $100,000 is outstanding under the term loan and $100,000 is outstanding under the revolving credit facility. A 1% increase in the variable interest rate would result in a $1,357 decrease in net earnings on an annualized basis.
(b)Liquidity risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. In March 2020, the Company drew $150,000 under the revolving credit facility, of which $50,000 was repaid in June 2021. Management cannot accurately predict the impact COVID-19 will have on the Company’s operations, the fair value of the Company's assets, its ability to obtain financing, third parties’ ability to meet their obligations with the Company and the length of travel and quarantine restrictions imposed by governments of the countries in which the Company operates.
In February 2021, the TARCA was amended such that the non-financial letters of credit no longer reduce credit availability under the revolving credit facility, thereby increasing the availability under the facility. An early repayment of $11,100 of principal as part of the scheduled semi-annual payment on the term loan was made in February 2021 in conjunction with this amendment, and in June 2021, the Company completed the remaining scheduled $22,233 semi-annual payment on the term loan. At June 30, 2021, the current availability under the credit facility is $150 million.
Management continues to monitor the Company’s capabilities to meet ongoing debt and other commitments, including reviewing its operating costs and capital budget to reduce expenditures if required.

(16)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or "CODM") in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2021, Eldorado had six reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The Canada reporting segment includes the Lamaque operations and exploration activities in Canada, including those related to QMX from the date of acquisition. The Greece reporting segment includes the Stratoni and Olympias mines, the Skouries, Perama Hill and Sapes projects and exploration activities in Greece. The Romania reporting segment includes the Certej project and exploration activities in Romania. The Brazil reporting segment includes the Tocantinzinho project and exploration activities. The Brazil segment also includes Vila Nova up until the sale of Vila Nova iron ore mine in September 2020. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the different reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended June 30, 2021	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$125,728	$63,536	$43,960	$—	$—	$—	$233,224
Production costs	46,503	24,040	42,257	—	—	—	112,800
Depreciation and amortization	22,205	14,715	14,114	—	—	—	51,034
Earnings (loss) from mine operations	$57,020	$24,781	$(12,411)	$—	$—	$—	$69,390

Other significant items of income and expense
Impairment (Note 5)	$—	$—	$—	$—	$99,497	$—	$99,497
Exploration and evaluation expenses	5,100	1,177	161	927	(53)	516	7,828
Income tax expense (recovery)	18,881	7,986	(8,301)	(5,861)	(12,559)	—	146

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$38,970	$21,810	$13,725	$—	$930	$1,571	$77,006
* Presented on an accrual basis; excludes asset retirement adjustments.

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Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information (continued)

As at and for the three months ended June 30, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$151,370	$55,763	$48,784	$—	$—	$—	$255,917
Production costs	49,537	16,203	43,737	—	—	—	109,477
Depreciation and amortization (Note 2(c))	24,851	15,845	12,589	—	—	—	53,285
Earnings (loss) from mine operations	$76,982	$23,715	$(7,542)	$—	$—	$—	$93,155

Other significant items of income and expense
Exploration and evaluation expenses	$518	$601	$186	$720	$41	$267	$2,333
Income tax expense (recovery) (Note 2(c))	21,102	5,784	(726)	(1,761)	844	—	25,243

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$17,876	$10,342	$10,837	$3	$397	$21	$39,476
* Presented on an accrual basis; excludes asset retirement adjustments.

As at and for the six months ended June 30, 2021	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$251,286	$115,494	$91,062	$—	$—	$—	$457,842
Production costs	87,415	47,023	86,922	—	—	—	221,360
Depreciation and amortization (Note 2(c))	44,618	31,279	27,634	—	—	—	103,531
Earnings (loss) from mine operations	$119,253	$37,192	$(23,494)	$—	$—	$—	$132,951

Other significant items of income and expense
Impairment (Note 5)	$—	$—	$—	$—	$99,497	$—	$99,497
Exploration and evaluation expenses	5,921	2,660	298	1,923	—	1,087	11,889
Income tax expense (recovery) (Note 2(c))	42,744	12,698	(16,454)	556	(11,011)	—	28,533

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$69,991	$39,254	$24,336	$—	$1,795	$1,904	$137,280

Information about assets and liabilities
Property, plant and equipment (Note 2(c))	$808,330	$688,344	$2,023,717	$413,595	$106,728	$11,173	$4,051,887
Goodwill	—	92,591	—	—	—	—	92,591
	$808,330	$780,935	$2,023,717	$413,595	$106,728	$11,173	$4,144,478

Debt, including current portion	$—	$—	$—	$—	$—	$426,307	$426,307
* Presented on an accrual basis; excludes asset retirement adjustments.
(18)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited – in thousands of U.S. dollars, unless otherwise stated)

19. Segment information (continued)

As at and for the six months ended June 30, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Earnings and loss information
Revenue	$272,864	$98,530	$89,178	$—	$—	$—	$460,572
Production costs	93,114	34,049	83,676	—	—	—	210,839
Depreciation and amortization (Note 2(c))	47,411	30,320	24,769	—	—	—	102,500
Earnings (loss) from mine operations	$132,339	$34,161	$(19,267)	$—	$—	$—	$147,233

Other significant items of income and expense
Exploration and evaluation expenses	$976	$1,448	$316	$1,823	$108	$889	$5,560
Income tax expense (recovery) (Note 2(c))	40,342	6,863	(4,557)	(1,183)	6,357	—	47,822

Capital expenditure information
Additions to property, plant and equipment during the period (*)	$31,858	$22,186	$20,208	$6	$895	$26	$75,179
* Presented on an accrual basis, excludes asset retirement adjustments.

As at December 31, 2020	Turkey	Canada	Greece	Romania	Brazil	Other	Total

Information about assets and liabilities
Property, plant and equipment (Note 2(c))	$789,186	$596,082	$2,027,612	$414,118	$205,432	$9,769	$4,042,199
Goodwill	—	92,591	—	—	—	—	92,591
	$789,186	$688,673	$2,027,612	$414,118	$205,432	$9,769	$4,134,790

Debt, including current portion	$—	$—	$—	$—	$—	$501,132	$501,132

20. Events occurring after the reporting date
In July 2021, the Company completed the acquisition of 11.5% of the outstanding common shares of Probe Metals Inc. for cash consideration of CDN $23,691 ($18,654).
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